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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 6, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—	OPTA dupes customers by blocking discount packages, dated August 6, 2003.

Press Release

OPTA dupes customers by blocking discount packages	Date August 6, 2003 Number 046pe

Recently, on July 2003, the regulator OPTA published regulations obliging KPN to deliver its competitors telecommunications services below cost price. KPN has lodged an appeal with the courts.

OPTA has now published a 'Memorandum of findings' on regulation of prices at which KPN may offer residential and business customers discount packages. To KPN's disappointment, OPTA has decided not to allow KPN any extra scope for discounts and savings packages. KPN takes the view that liberalisation of the market should give customers greater freedom of choice. Through this decision, OPTA has again sided with competitors of KPN instead of consumers by applying an incorrect and rigid interpretation of the rules.

This means KPN is unable to proceed with a number of plans for introducing new, attractive offerings for its customers, as already submitted to OPTA. There will be no flat-fee allowing customers unlimited calls for a fixed price. There will be no tariff packages for discount calls to friends and relations. There will be no special offering of reduced-rate calls to family members' mobile phones. There will be no broadening of the possibilities to call selected international numbers for an advantageous price. The recently introduced call bundle ('Belbundel') with 100 free minutes — an offering highly valued by customers — will remain in place but if OPTA has its way there will be no follow-up in the form of new variants.

OPTA reached its conclusion by asking KPN's competitors for their opinions about the savings packages proposed by KPN. Logically, these competitors disapproved of KPN offering customers these packages. OPTA responded by blocking KPN's proposals. KPN considers this course of affairs very disappointing and unacceptable.

The OPTA decision denies Dutch consumers benefits long offered to counterparts in countries like the United Kingdom, France, Italy and Spain with the approval of the local regulators.

This means KPN must provide services to competitors below cost price while being restricted in offering its customers advantageous packages. The result is that KPN must compete with companies that invest little if anything in a telecommunications network. KPN invests approximately EUR 1.5 billion each year.

KPN is considering steps to bring about a change in OPTA's policy so as to be able to make available attractive offerings to customers. Steps under consideration range from recourse to the courts to initiatives focused on the Ministry of Economic Affairs, the Ministry with policy responsibility for the effect of OPTA's regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 8, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES